

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 12, 2019

Joseph Zirkman
Senior Vice President and General Counsel
DIRTT Environmental Solutions Ltd.
7303 30th Street S.E.
Calgary, Alberta, Canada T2C 1N6

> **Re: DIRTT Environmental Solutions Ltd.**
> **Amendment 1 to Draft Registration Statement on Form 10**
> **Submitted July 16, 2019**
> **CIK 0001340476**

Dear Mr. Zirkman:

We have reviewed your amended filing and have the following comments. In some of our comments we may ask you to provide us information so that we may better understand your disclosure.

Please respond to these comments within 10 business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe that our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

Amendment 1 to Draft Registration Statement on Form 10 submitted July 16, 2019

Our former co-founders may engage in competitive behavior against us, page 14

1. Include the name of the court in which your lawsuit against Mr. Mogens Smed and your former vice president of software development is pending, the date on which your lawsuit was instituted, and the name of your former vice president of software development.

Note 2. Significant Accounting Policies
Revenue Recognition, page F-23

2. We note your response to comment 4 in our June 13, 2019 letter. Based on your response, it appears that you are recognizing revenue related to your licenses as product sales with recognition over the license period. Given that you have concluded that the sale of the ICE software to your distribution partners is not considered distinct and therefore part of one performance obligation with the product, please clarify whether you are separately

recognizing revenue for the product at a point in time while recognizing revenue for the ICE licenses over time for the same performance obligation and the basis for doing so. In that regard, please tell us how you considered the guidance in ASC 606-10-55-57. Furthermore, please tell us if you determined your ICE license is considered functional or symbolic and explain the basis for your determination based on the guidance in ASC 606-10-55-59 and 55-63A. If you concluded that your license is functional, explain why recognizing the related revenue over the period of performance is appropriate.

3.   We note your response to comment 5 in our June 13, 2019 letter. Based on your disclosures on page F-38, it appears that you disclose commissions payable as contract liabilities; however, in your updated disclosures on page F-12 you no longer include such amounts as part of your contract liabilities. Please better explain the nature of what those commissions payable reprsent. In providing your response, please clarify whether those costs may be considered costs to obtain a contract, and, if so, how you applied the guidance in ASC 340-40-25-1 through ASC 340-40-25-4 and ASC 340-40-35-1.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action, or absence of action by the staff.

You may contact Ameen Hamady, Staff Accountant, at (202) 551-3891 or Terence S. O'Brien, Accounting Branch Chief, at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Edward M. Kelly, Senior Counsel, at (202) 551-3728 or Amanda Ravitz, Assistant Director, at (202) 551-3412 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing and
Construction